January 27, 2014

Mr. Jeffery P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Via EDGAR

Re:         TapImmune Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed on January 17, 2014
File No. 000-27239

Dear Mr. Riedler:

In connection with the Company’s Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 17, 2014, we provide below the comment of the Staff of the SEC to the Preliminary Information Statement and the Company’s response.

1.
We note your disclosure that shares of your common stock available for issuance will increase following the amendment to your articles of incorporation and following the reverse stock split. Please expand your disclosure as to both proposals to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the amendment and the reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosure as to both proposals to so state.

In connection with the Staff’s comment, we propose revising the following three sections of the definitive Information Statement to be filed on Schedule 14C to read:

1)  Substituting “Reasons for the proposed Reverse Stock Split” under Action I with the following language (additions are highlighted in double underline and there are no deletions):

Reasons for, and the effect of, the Proposed Reverse Stock Split

Management is undertaking the Reverse Stock Split in an attempt to allow it to raise more capital through the sale of equity as well as to restructure the debt of the Company. On the date of the Written Consent none of our authorized common stock was unissued.  This limits our ability to raise capital through the sale of common stock.  After the Reverse Stock Split and the Amendment to the Articles of Incorporation (which is discussed in Action II below), the common stock outstanding on the date of the Written Consent will be approximately 13,000,000 shares, providing us with 487,000,000 authorized but unissued shares of common stock to proceed with a capital raise through the sale of common stock.

The Reverse Stock Split is not being taken with a view to making us a more attractive merger candidate, and we have not entered into any definitive merger agreements and are not currently in negotiations to merge with or acquire any entity.  We contemplate that up to $5,000,000 of debt will be converted into shares of our preferred stock which, in turn, would be converted into approximately 11,500,000 of our common shares upon the effectiveness of the Reverse Stock Split and the Amendment to the Articles of Incorporation.  We may not be successful in this effort, but if we are, we would reduce the debt held on our books by $5,000,000 and the Company’s current holders of common stock would own approximately 11.5% of our outstanding common stock upon the completion of the Reverse Stock Split and the Amendment to the Articles of Incorporation. Some of the debt that we are attempting to convert into preferred stock is currently convertible into common stock, although no common stock is available for that conversion. There are no other plans, arrangements or understandings, written or oral, to issue any of the shares that will be newly available as a result of the Reverse Stock Split and the Amendment to the Articles of Incorporation.

2)  Substituting “Future Dilution; Anti-Takeover Effects” under Action I with the following language (additions are highlighted in double underline and there are no deletions):

Future Dilution; Anti-Takeover Effects

There may be certain disadvantages suffered by shareholders as a result of the Reverse Stock Split. These disadvantages include an increase in possible dilution to present shareholders' percentage ownership of the common stock because of the additional authorized shares of common stock which would be available for future issuance by us. Current shareholders, in the aggregate, own approximately 100% of current authorized and issued shares of common stock under our present capital structure, but would own only between 53.2% and 11.5% of the authorized and issued shares of common stock under our capital structure after the Reverse Stock Split and the Amendment to the Articles of Incorporation (depending on the number of our debt holders that we are able to get to convert their debt into our preferred stock). The decision to issue any shares of common stock or preferred stock that could dilute the position of current shareholders can be made by our Board of Directors alone, and no further shareholder vote or consultation would be required for such an issuance of common or preferred stock either prior to the effective date of the actions described herein or thereafter.

3)  Substituting “Reasons for, and the effect of, the increase in authorized common stock” under Action II with the following language (additions are highlighted in double underline and there are no deletions):

Reason for, and the effect of, the increase in authorized common stock

Our management has approved the corporate actions described in this Information Statement in an attempt to allow us to raise additional capital.  We currently have 150,000,000 authorized shares of common stock, of which all are outstanding.  Our management believes that to successfully raise additional capital through equity financing or convertible debt, we will need to have more authorized but unissued shares of common stock.

As a result of increasing our authorized common stock and the Reverse Stock Split (which is discussed above in Action I), we will be in a better position to raise additional capital.  Any raise of additional capital through the sale of common stock (or securities convertible into common stock) would have the effect of diluting your percentage ownership of our Company and, depending on the issuance price, could dilute the net tangible book value per share of the shares that you purchased.

We contemplate that up to $5,000,000 of debt will be converted into shares of our preferred stock which, in turn, would be converted into approximately 11,500,000 of our common shares upon the effectiveness of the Reverse Stock Split and the Amendment to the Articles of Incorporation.  We may not be successful in this effort, but if we are, we would reduce the debt held on our books by $5,000,000 and the Company’s current holders of common stock would own approximately 11.5% of our outstanding common stock upon the completion of the Reverse Stock Split and the Amendment to the Articles of Incorporation. Some of the debt that we are attempting to convert into preferred stock is currently convertible into common stock, although no common stock is available for that conversion. There are no other plans, arrangements or understandings, written or oral, to issue any of the shares that will be newly available as a result of the Reverse Stock Split and the Amendment to the Articles of Incorporation.

Please let us know whether you have any additional comments or questions or whether the Company may proceed with filing a definitive Information Statement on Schedule 14C once the changes set out above have been made.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the amended periodic reports that it has filed today, (ii) comments from the Staff of the SEC (whether written or oral) do not foreclose the SEC from taking any action with respect to the definitive Information Statement when filed and (iii) the Company may not assert Staff comments (whether written or oral) as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact William Rosenstadt at (212) 588-0022.

Sincerely,

TapImmune Inc.

/s/ Glynn Wilson President, CEO

cc:          Austin Stephenson
Dan Greenspan